FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                            REPORT OF FOREIGN ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of

                       the Securities Exchange Act of 1934



                        For the month of February, 2006


                          HEALTHCARE TECHNOLOGIES LTD.
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                 (Translation of Registrant's name into English)

   Beit Amargad, 32 Shaham Street, Kiryat Matalon, Petach Tikva, Israel, 49170
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                    (Address of principal executive offices)


Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                         Form 20-F [X]     Form 40-F [_]

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                                Table of Contents



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Healthcare Technologies Ltd. press release, dated  January 30, 2006        4

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                            [Form 6-K Signature Page]

     Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                    HEALTHCARE TECHNOLOGIES LTD.
                                                    (Registrant)


                                                    By: /S/ Eran Rotem
                                                    ------------------
                                                    Eran Rotem
                                                    Chief Financial Officer


Dated: February 6, 2006

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                HEALTHCARE TECHNOLOGIES LTD.

CONTACT:        Eran Rotem CFO
                972-3-9277232/3

PRNEWSWIRE      Mrs. Rakefet Sudri PR Newswire Israel
CONTACT:        info@prnewswire.co.il
                Tel: + 972 3 5742238
                Fax: + 972 3 5742239
                Cellular + 972 64 308081


                HEALTHCARE TECHNOLOGIES ANNOUNCES TERMINATION OF
                             AGREEMENT WITH IMMVARX

                             -----------------------

PETACH TIKVA, ISRAEL, January 30, 2006 --- Healthcare Technologies, Ltd. (NASDAQ: HCTL) announced today that the previously disclosed agreement between Healthcare, ImmvaRx, Inc. and Gamida for Life BV, dated as of July 26, 2005, has been terminated in accordance with its terms.

ABOUT HEALTHCARE TECHNOLOGIES

Healthcare Technologies through it subsidiaries and affiliate, Gamidor Diagnostics (1984) Ltd., Danyel Biotech Ltd. and Savyon Diagnostics Ltd., specializes in development, manufacturing and marketing of clinical diagnostic test kits and provides services and tools to diagnostic and biotech research professionals in laboratory and point of care sites worldwide.

ABOUT IMMVARX

ImmvaRx is an immunotherapeutics biotechnology company focusing on immune system based therapies. Specifically, the company develops therapeutic, diagnostic, and research products with an initial focus on the Adenocarcinoma family of cancers and Type 1 allergies. The immunotherapies include both humanized antibody and vaccine treatments.

SAFE HARBOR: THIS PRESS RELEASE CONTAINS CERTAIN FORWARD LOOKING STATEMENTS WITHIN THE MEANING OF SECTION 27A OF THE SECURITIES ACT OF 1933 AND SECTION 21E OF THE SECURITIES EXCHANGE ACT OF 1934. WITH THE EXCEPTION OF HISTORICAL INFORMATION CONTAINED HEREIN, THE MATTERS DISCUSSED IN THIS PRESS RELEASE INVOLVE RISK AND UNCERTAINTIES. ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE EXPRESSED IN ANY FORWARD LOOKING STATEMENT MADE BY OR ON BEHALF OF HEALTHCARE TECHNOLOGIES LTD. MANY FACTORS COULD CAUSE THE ACTUAL RESULTS, PERFORMANCE OR ACHIEVEMENTS OF HEALTHCARE OR THE ABOVE DESCRIBED TRANSACTION TO BE MATERIALLY DIFFERENT FROM ANY FUTURE RESULTS, PERFORMANCE OR ACHIEVEMENTS THAT MAY BE EXPRESSED OR IMPLIED BY SUCH FORWARD-LOOKING.

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